Exhibit 12

John Deere Capital Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(in millions of dollars)

	Three Months Ended		Year Ended
	January 28	January 29	October 29	October 30	November 1	November 2	October 27
	2018	2017	2017	2016	2015	2014	2013

Earnings:

Income of consolidated group before income taxes	$141.7	$107.3	$498.8	$520.2	$766.9	$802.9	$725.8

Fixed charges excluding capitalized interest	154.8	115.9	524.7	425.8	316.7	285.7	356.3

Total earnings	$296.5	$223.2	$1,023.5	$946.0	$1,083.6	$1,088.6	$1,082.1

Fixed charges:

Interest expense of consolidated group including capitalized interest	$154.6	$115.3	$521.6	$423.4	$312.9	$281.1	$352.2

Rent expense	.7	.8	3.6	3.6	3.8	4.6	4.1

Total fixed charges	$155.3	$116.1	$525.2	$427.0	$316.7	$285.7	$356.3

Ratio of earnings to fixed charges	1.91	1.92	1.95	2.22	3.42	3.81	3.04

The computation of the ratio of earnings to fixed charges is based on applicable amounts of the Company plus dividends received from unconsolidated affiliates. “Earnings” consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges excluding unamortized capitalized interest.  “Fixed charges” consist of interest on indebtedness, amortization of debt discount and expense, interest related to uncertain tax positions, an estimated amount of rental expense that is deemed to be representative of the interest factor, and capitalized interest.

The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.